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                                                                     EXHIBIT 9.1

Contact: Brent A. Hanby
         Executive Vice President and Chief Financial Officer
         (501) 756-1700
         E-mail address: bhanby@nhci.com
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                      NATIONAL HOME CENTERS, INC. ANNOUNCES
                     DELISTING FROM NASDAQ SMALL CAP MARKET

         Springdale, Arkansas (January 18, 2002) - National Home Centers, Inc. (NASDAQ SmallCap: NHCI), announced today that it had requested that NASDAQ delist its common stock from the Small Cap Market effective at the close of business Friday, January 18, 2002. Upon completion of the tender offer by Dwain
A. Newman, Chairman of the Board and Chief Executive Officer of National Home Centers, and The Newman Family, LLC, the Company no longer meets the requirements for listing established by NASDAQ, including the number of shares publicly held and the market value of publicly held shares. Approximately 375,000 shares of common stock are currently held by minority stockholders. After consultation with representatives of NASDAQ, the Company determined that it should voluntarily delist its common stock. If the Company did not voluntarily delist its shares, NASDAQ would cause the stock to be delisted without action by National Home Centers.

         On January 10, 2002, the Company mailed notice to minority stockholders that National Home Centers, Inc. would be merged into NHC Acquisition, Inc. pursuant to the subsidiary merger procedure under Arkansas law. The merger will be effective February 12, 2002. Following consummation of the tender offer, Mr. Newman and The Newman Family, LLC contributed the stock of National Home Centers owned by them to NHC Acquisition, Inc., causing NHC Acquisition to own approximately 95% of the outstanding common stock of National Home Centers. Because NHC Acquisition owns more than 90% of the outstanding common stock, no vote of the stockholders of National Home Centers is required to consummate the merger. Pursuant to the terms of the merger, each minority stockholder of National Home Centers will receive $1.40 per share of common stock owned.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of National Home Centers, Inc. Any stockholder who has not received information concerning the merger or who has questions concerning the merger or payment of the merger consideration should call Corporate Communications at 800-899-6181, at the tone dial extension 990. Copies of the merger information may be obtained for no charge by calling Corporate Communications.

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